Exhibit 99.(g)(6)

AMENDMENT
TO

AGENCY AGREEMENT

THIS AMENDMENT (“Amendment”) to the AGENCY AGREEMENT is made effective as of March 1, 2021 (the “Effective Date”) by and between FIRST EAGLE FUNDS, FIRST EAGLE VARIABLE FUNDS AND FIRST EAGLE CREDIT OPPORTUNITIES FUND (each of First Eagle Funds, First Eagle Variable Funds and First Eagle Credit Opportunities Fund referred to herein as the “Fund” or “Customer”) and DST SYSTEMS, INC. and its Affiliates (“DST”).

WHEREAS, Customer and DST previously entered into an Agency Agreement dated March 1, 2016, or as subsequently amended (the “Agreement”), and,

WHEREAS, the Parties now desire to amend the Agreement as outlined below.

NOW, THEREFORE, Customer and DST agree to amend the Agreement upon execution of this Amendment as follows:

1.	Amendment. The Agreement shall be amended as follows:

A.	Section 4(H) is hereby deleted in its entirety.

B.	Section 4(I)(3) of the Agreement shall be revised and replaced in its entirety with the following:

“In the event DST fails to perform the same specific SLA at the stated Service Level for two (2) consecutive quarters in any rolling four (4) quarter period, the Fund may terminate the Agreement upon sixty (60) days prior written notice, which notice shall be given within thirty (30) days after the right to terminate accrued, without the payment of any termination fee. For clarification, the right of termination under this Section shall be the Fund’s sole remedy in the event of DST’s failure to meet a SLA hereunder.”

C.	Section 9(H) of the Agreement shall be amended to add the following sentence to the end of the paragraph, as written below.

“DST is not responsible for a failure, unavailability, or disruption to the Services, or any other circumstance arising out of, related to, or resulting from DST’s efforts (including DST intentionally making the System(s) unavailable) to block or otherwise prevent a security breach, provided that DST has otherwise fulfilled its information security obligations under the Agreement and Fund is notified promptly as reasonably practicable. In the event of a cyber-security attack, the availability of DST information resources and Services will be handled in accordance with the terms of this Agreement, and DST’s business continuity plans, information security requirements, and any applicable service level agreements outlined in Exhibit G to the Agreement. For the avoidance of doubt, in connection with any such action taken by DST as described in this paragraph, DST will use commercially reasonable best efforts to continue to accept shareholder financial and non-financial requests and record them as of the time that a shareholder took action (understanding that there may be a delay in the records being updated on the System).”

D.	Section 22(A) of the Agreement shall be revised and replaced in its entirety with the following:

“This Agreement shall commence as of the Effective Date and be effective through February 29, 2024 (the “Initial Term”). Thereafter, this Agreement shall automatically extend for an additional term of twelve (12) months unless the Agreement is terminated by either party as of the last day of the then current term by giving the other party at least six (6) months’ prior written notice; provided, however, that the effective date of any termination shall not occur during the period from December 15 through March 30 of any year to avoid adversely impacting year end. If such notice is not given by a party to the other party at least six (6) months prior to the end of the then-current term, this Agreement shall automatically extend for an additional term of twelve (12) months unless a different period is contained in any new Fee Schedule executed by the Parties. In the event a Fee Schedule executed by both parties contains a different renewal period than the term stated herein, the effective period for which that Fee Schedule applies shall be the length of the new term, and upon the expiration of such term, each successive term or period, as applicable, shall be a new “term” under the Agreement, unless the Agreement is otherwise terminated in accordance with Section 22(B).”

E.	Section 22 (B) (4) is hereby deleted in its entirety.

F.	Section 27 of the Agreement shall be revised to add a new subsection (O) as follows:

“(O) The Trust acknowledges that DST intends to develop and offer analytics-based products and services for its customers. In providing such products and services, DST will be using consolidated data across all clients, including data of the Trust, and will make such consolidated data available to clients of the analytics products and services. The Trust hereby consents to the use by DST of Trust Information (including shareholder information) in the offering of such products and services, and to disclose the results of such analytics services to its customers and other third parties, provided the Trust information will be aggregated, anonymized and sometimes enriched with external data sources. DST will not disclose client investor names or other personal identifying information, or information specific to or identifying the Trust.”

G.	Section 27 of the Agreement shall be revised to add a new subsection (P) as follows:

“(P) The Trust acknowledges that DST intends to implement a cloud based machine learning OCR data extraction platform owned and operated by its affiliate, Captricity, Inc. d/b/a Vidado as part of the Services. Customer acknowledges that the Vidado solution currently runs in the public cloud at Amazon Web Services (“AWS”) under a virtual private cloud (“VPC”) configuration. Notwithstanding terms of the Agreement restricting subcontracting or utilization of the public cloud, if any, Customer hereby consents to DST’s use of Vidado and the public cloud as outlined herein. Document images will be transmitted to and from AWS in an encrypted format and encrypted at rest at AWS for the brief period in which processing at AWS is being executed. Additionally, the Vidado platform uses a process designed to disassociate data from a single form from other data after 90 days with the intention that PII data is not able to be combined in a manner that identifies an individual when stored long term. If there are issues in the reading process, Vidado will occasionally use these decoupled data fields to further enhance its machine learning algorithms.”

H.	Exhibit A (Fee Schedule) shall be revised and replaced in its entirety with the new Exhibit A (Fees Schedule) attached hereto.

I.	Exhibit F (Print Services) attached to the Agreement is hereby deleted in its entirety from the Agreement.

J.	Exhibit G (First Eagle Service Level Agreement) shall be revised and replaced in its entirety with the new Exhibit G (Service Level Agreement) attached hereto.

K.	Exhibit H (Multi-Factor Authentication Services), attached hereto, is hereby added to and made part of the Agreement.

L.	Exhibit I (Composition Services), attached hereto, is hereby added to and made part of the Agreement.

M.	Exhibit J (ePresentment Services), attached hereto, is hereby added to and made part of the Agreement.

2.	Print/Mail. All references in the Agreement to DST “preparing and mailing” any items mailed to shareholders of the Funds, including but not limited to shareholder reports, prospectuses, shareholder statements, confirmation forms shall be modified to reflect DST preparing and providing, in electronic format an on a timely basis, to the Fund’s print vendor of choice appropriate “print/read” files for the print vendor to print and mail the items to shareholders.

3.	Agreement in Full Force and Effect. Except as specifically modified by this Amendment, the terms and conditions of the Agreement shall remain in full force and effect, and the Agreement, as amended by this Amendment, and all of its terms, including, but not limited to any warranties and representations set forth therein, if any, are hereby ratified and confirmed by the Fund and DST as of the Effective Date. All capitalized terms used but not defined in this Amendment will be deemed to be defined as set forth in the Agreement.

4.	Execution in Counterparts/Facsimile Transmission. This Amendment may be executed in separate counterparts, each of which will be deemed to be an original and all of which, collectively, will be deemed to constitute one and the same Amendment. This Amendment may also be signed by exchanging facsimile or electronic copies of this Amendment, duly executed, in which event the Parties hereto will promptly thereafter exchange original counterpart signed copies hereof.

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed by their duly authorized representatives as of the date first written herein above.

FIRST EAGLE FUNDS		DST SYSTEMS, INC.

By:	/s/ Joseph Malone	By:	/s/ Rahul Kanwar
Name:	Joseph Malone	Name:	Rahul Kanwar
Title:	Chief Financial Officer	Title:	Authorized Representative

FIRST EAGLE VARIABLE FUNDS		FIRST EAGLE CREDIT OPPORTUNITIES FUND

By:	/s/ Joseph Malone	By:	/s/ Joseph Malone
Name:	Joseph Malone	Name:	Joseph Malone
Title:	Chief Financial Officer	Title:	Chief Financial Officer

Exhibit A
First Eagle Funds and First Eagle Variable Funds Fee Schedule
March 1, 2021 – February 29, 2024

I.	Account Service Fees:

A. Complex Base Fee	$1,250,000 per year

B. Open Account Fees:

Non Level 3 Open Accounts	$15.00 per account per year
Level 3 Open Accounts:	$5.00 per account per year

C. Asset Based Fees:

$0 - $25,000,000,000	0.24 Basis Points
$25,000,000,001 - $50,000,000,000	0.22 Basis Points
$50,000,000,001 - $75,000,000,000	0.20 Basis Points
> $75,000,000,001	0.18 Basis Points

II.	Full Service Discount:

The following services will be aggregated on a monthly basis for purposes of the application of a 5% discount: Complex Base Fee, Non Level 3 Open Account Fees, Level 3 Open Account Fees, and Asset Based Fees.

III.	Bundled Services:

Omnibus Transactions	Omnibus Transparency
New Account Set Up – Manual	Lost Shareholder Matches
New Account Set Up - NSCC	Lost Shareholder Accounts
CDSC/Sharelot	AML Non-Foreign Accts
AML Foreign Accounts	IWS Literature Order
EDT Inbound	TA2000 Voice
Same Day Cash Management	Manual Transactions
File Sharing Solution	Closed Accounts
12b-1s	Disaster Recovery
Phone Calls (Inbound/Outbound)	Short Term Trader Fees

IV.	Other Products and Services[1]

Automated Work Distributor ™ (AWD)
0-4 users	Bundled
>4 users	$5,200 per user per year

1 DST requires 120 days’ notice to begin providing Optional Services, which time period may be reduced upon mutual agreement. DST requires 120 days’ notice to cease supporting and billing for Optional Services. The Fund will be billed for Optional Services ended prior to the 120 days at the average monthly amount for that function from the prior six months invoices multiplied by the number of months or partial months to the full 120 day period.

(Does not include hardware or third-party software, products will be priced separately as requested)

*Aged History Retention Fee – Online	$5.00 per 1,000 lines
*Aged History Retention Fee – Offline	$3.50 per 1,000 lines

TA2000 data transmission to 3rd party print vendor Escheatment - Inactivity	$0.023 per record
$160.76 per CUSIP +
$1.29 per item +
reimbursable expenses

V.	Programming Fees*:

*Computer/Technical Personnel (2021 Standard Rates):
*Business Analyst / Tester / Other:	$150.00 per hour
*COBOL / Workstation Programmer:	$200.00 per hour
*Web Developer:	$250.00 per hour
*Full Service Staff Support:	$100.00 per hour

Notes to Above Fees:

1)	The term is three (3) years. A Cost of Living increase will occur annually upon each anniversary of the Service Agreement in an amount not less than the annual percentage of change in the Consumer Price Index for all Urban Consumers (CPI-U) in the Midwest Statistical Area, All Items, Base 1982-1984=100, as last reported by the U.S. Bureau of Labor Statistics. Items marked by an “*” are subject to change with 60 days’ notice. The annual percentage fee increase will be subject to an annual cap of 2.5%. For purposes of the calculation, the CPI increase will be calculated on the aggregate services in Section I; however, the Asset Based Fees will be excluded in the application of the increase. The amount of the CPI calculated for the Asset Based Fees will be allocated to the complex base fee and open account rates.

2)	Reimbursable and Other Expenses are billed as incurred. Reimbursable and other expenses include but are not limited to: confirmation statements, AML/CIP, regulatory compliance, *Compliance+ Program ($32,000/yr), escheatment, freight, internal postage, quarterly statements, postage, long distance telephone calls, records retention, customized programming/enhancements, federal wire fees, bank fees, transcripts, microfilm, microfiche, disaster recovery[2], hardware at customer’s facility, telecommunications/network configuration, lost shareholder search/tracking, express delivery services, freight charges, envelopes, checks, drafts, forms (continuous or otherwise), specially requested reports and statements, telephone calls, telegraphs, stationery supplies, counsel fees, off-site record storage, media for storage of records (e.g., microfilm, microfiche, optical platters, computer tapes), computer equipment installed at the Fund’s request at the Fund’s or a third party’s premises, telecommunications equipment, telephone/telecommunication lines between the Fund and its agents, on one hand, and DST on the other, proxy soliciting, processing and/or tabulating costs, second-site backup computer facility, transmission of statement data for remote printing or processing, and National Securities Clearing Corporation (“NSCC”) transaction fees, if applicable, to the extent any of the foregoing are paid by DST.

Any fees, reimbursable, or other expenses not paid within 30 days of receipt of invoice will be charged a late payment fee of 1.5% per month until paid.

2 The annual disaster recovery charge is paid monthly in increments of one-twelfth of the annual charge and will increase proportionate to any increase in DST’s costs to provide the recovery service or in the event that the current recovery goal is shortened. The current recovery goal is to have the TA2000 System as provided for in the Business Contingency Plan operational 4 hours after DST’s declaration of a disaster. Data communications expenses for connectivity to the backup sites (DST owned or recovery vendor provided) are part of the DST network charges and are billed monthly as an out-of-pocket expense unless network is Fund-provided, in which case connectivity is the responsibility of Fund.

Exhibit G

First Eagle Service Level Agreement

Exhibit G First Eagle Service Level Agreement
Process/Output	Expectations
Process Management/Systems Availability¹	Target
Systems Availability (TA2000, VRU)	99.80%
Systems Availability (TA2000, VRU) Contiguous Outages over 30 minutes	1
AWD Availability	99.80%
AWD Availability Contiguous Outages over 30 minutes	1
Web Availability (FANWeb/Digital Investor)	99.80%
Web Availability (FANWeb/Digital Investor) Contiguous Outages over 30 minutes	1
Web Availability (Vision)	99.80%
Web Availability (Vision) Contiguous Outages over 30 minutes	1
SDCM Availability	99.80%
SDCM Availability Contiguous Outages over 30 minutes	1
Output and Reconciliation	Target
Quarterly Statements/Yearly Tax Forms Delivered w/in Standard	5 business days

1System availability % excludes published maintenance windows

Service Delivery – Contact Center (measured quarterly)	Target
Inbound Phone Service Level – measured against 30 seconds² ³	80.0%

2For any day that the call volume exceeds the average daily call volume for the month by 25% or more, that day’s performance will be removed from the service level calculation.

3DST will provide the backup to show volumes and service levels including any day that is not counted.

Service Delivery – Processing (measured quarterly)	Target
Transaction Processing Accuracy -- Calculation based on corrections as a percentage of financial transactions along with client reported errors for non-financial transactions.	97.0%
Completion Rate / Financial Transactions – Percentage completed Day 1 (measured by delay in process TA reason code as % of manual financial transactions processed) 4 5	99.0%
Completion Rate / Non-Financial Transactions4 6
● Percentage completed by Day 3	95.0%
● Percentage completed by Day 5	98.0%

4Material volume increases (15% increase in single month vs. prior month) as a result of First Eagle directives will suspend SLA calculation for month(s) with volume increases

5Financial transaction in good order not processed day 1; every effort will be made to price protect

6Return Mail is excluded

Exhibit H
Multi-Factor Authentication Services
Terms and Conditions

Multi-Factor Authentication Services. DST will provide SS&C Multi-Factor Authentication (“MFA”) as one of the services provided to Customer pursuant to the terms of the governing agreement (the “Master Agreement”) between Customer and DST. Any terms not defined in these Terms and Conditions shall have the same meaning as the terms in the Master Agreement. In the event of any conflict between the terms and conditions of the Master Agreement and these Terms and Conditions, the provisions of these Terms and Conditions will control such conflict with respect to the services provided hereunder.

1. Customers’ Services Subscription. DST grants Customer a limited, revocable, non-exclusive, nontransferable right to use certain services of ThreatMetrix, Inc. (“ThreatMetrix”) (the “ThreatMetrix Services”), and any other materials or intellectual property DST provides to Customer in connection with the ThreatMetrix Services (the “ThreatMetrix Materials”), solely for Customer’s own internal business purposes, namely: (i) identity verification; (ii) mitigation of financial and business risk; (iii) detection, investigation, assessment, monitoring and prevention of fraud and other crime; and/or (iv) compliance with anti-money laundering (AML), counter-terrorism financing (CTF), anti-bribery and corruption (ABC) and similar laws, after implementation and configuration of Customer’s website, and subject to the terms and conditions of this agreement. Customer shall not: (i) interfere with or disrupt the integrity or performance of the ThreatMetrix Services or the ThreatMetrix Services Data contained therein; or (ii) attempt to gain unauthorized access to the ThreatMetrix Services or their related systems or networks. “ThreatMetrix Services Data” shall include the following: any technology embodied or implemented in the ThreatMetrix Services or ThreatMetrix Materials; any computer code provided by ThreatMetrix for Customer’s website or computer network; any hosting environment made accessible by Customer for purposes of obtaining the ThreatMetrix Services; any suggestions, ideas, enhancement requests, or feedback related to the ThreatMetrix Services; any user device data, Internet Protocol (IP) addresses, anonymous device information, machine learning data, user data persistent in the ThreatMetrix network, device reports, or transaction histories; and any corollaries, associations, and ThreatMetrix conclusions pertaining to or arising out of any of the foregoing. Customer will provide ThreatMetrix Services Data to ThreatMetrix as may be necessary for ThreatMetrix to provide to Customer the ThreatMetrix Services. Customer will take such actions as may be legally and technically necessary to allow ThreatMetrix to collect ThreatMetrix Services Data Customer decides to receive in connection with the ThreatMetrix Services.

2. Legal Compliance. Customer will use, and Customer will require that Customer’s customers use, the ThreatMetrix Services in compliance with applicable law including, without limitation, those laws related to data privacy, international communications, and the transmission of technical or personal data. Without limiting the generality of the foregoing, Customer will be responsible for any notifications or approvals required from Customer’s customers or, if applicable, clients of Customer’s customers, arising out of any use of the ThreatMetrix Services including, without limitation, those relating to any computer code deposited on any device and any information secured from such customers or clients (or their respective devices). Customer also will be responsible for compliance with laws and regulations in all applicable jurisdictions concerning the data of Customer’s customers or clients of Customer’s customers.

3. Ownership. As against Customer, ThreatMetrix (and its licensors, where applicable) owns all right, title and interest, including all related intellectual property rights, in and to the ThreatMetrix Services and ThreatMetrix Materials, any software delivered to Customer, any hosting environment made accessible by Customer, any technology embodied or implemented in the ThreatMetrix Services and ThreatMetrix Materials, any computer code provided by ThreatMetrix for Customer’s particular website and computer network, and any ThreatMetrix Services Data. The ThreatMetrix name, the ThreatMetrix logo, and the product names associated with the ThreatMetrix Services are trademarks of ThreatMetrix or third parties, and no right or license is granted to use them. All rights not expressly granted to DST are reserved by ThreatMetrix and its licensors, and Customer shall have no rights which arise by implication or estoppel.

4. Limitations. The ThreatMetrix Services analyze the activities and other attributes of devices used in transactions, and provide information, including device reports generated by the ThreatMetrix Services (“Device Reports”), based on the data analyzed and the policies Customer defines. The ThreatMetrix Services provide information as to whether a device contains attributes which correlate to a device(s) used in a fraudulent transaction, but do not determine the eligibility of any individual for credit. Customer acknowledges and agrees that ThreatMetrix does not intend that the Device Reports, or any ThreatMetrix Materials, be considered consumer reports subject to the federal Fair Credit Reporting Act (“FCRA”). Customer represents that it will not use the Device Reports (or any other data provided by ThreatMetrix) for making credit eligibility decisions or for any other impermissible purpose listed in Section 604 of the FCRA (15 U.S.C. §1681b). In addition, Customer shall not, and shall not permit any representative or third party to: (a) copy all or any portion of any ThreatMetrix Materials; (b) decompile, disassemble or otherwise reverse engineer (except to the extent expressly permitted by applicable law, notwithstanding a contractual obligation to the contrary) the ThreatMetrix Services or ThreatMetrix Materials, or any portion thereof, or determine or attempt to determine any source code, algorithms, methods, or techniques used or embodied in the ThreatMetrix Services or any ThreatMetrix Materials or any portion thereof; (c) modify, translate, or otherwise create any derivative works based upon the ThreatMetrix Services or ThreatMetrix Materials; (d) distribute, disclose, market, rent, lease, assign, sublicense, pledge, or otherwise transfer the ThreatMetrix Services or ThreatMetrix Materials, in whole or in part, to any third party; or (e) remove or alter any copyright, trademark, or other proprietary notices, legends, symbols, or labels appearing on the ThreatMetrix Services or in any ThreatMetrix Materials.

5. Indemnification. Customer shall indemnify and hold harmless ThreatMetrix and its licensors, and each of their respective officers, directors, employees, attorneys and agents from and against any and all claims, costs, damages, losses, liabilities and expenses (including attorneys’ fees and costs) arising out of or in connection with: (i) any claim alleging that use of any information or data provided by Customer, any of Customer’s customers, or any individual or entity whose information Customer has indicated should be used in connection with the ThreatMetrix Services, infringes the rights of, or has caused harm to, a third party; (ii) any refusal to process any action requested by a user of a device based on Customer’s use of any Device Reports provided to Customer by the ThreatMetrix Services or Customer’s use of the ThreatMetrix Services; or (iii) Customer’s failure to provide data to ThreatMetrix in the format prescribed by ThreatMetrix.

6. Limitation of Liability. THE THREATMETRIX SERVICES INCLUDING, WITHOUT LIMITATION, THE DEVICE REPORTS, AND ANY OTHER SERVICES, ARE PROVIDED AS IS. THREATMETRIX HEREBY DISCLAIMS ALL OTHER REPRESENTATIONS, WARRANTIES, OR CONDITIONS OF ANY KIND, WHETHER EXPRESS, IMPLIED (EITHER IN FACT OR BY OPERATION OF LAW), OR STATUTORY, WITH RESPECT TO THE THREATMETRIX SERVICES AND THREATMETRIX MATERIALS INCLUDING, WITHOUT LIMITATION, ALL WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND NONINFRINGEMENT, AND ALL WARRANTIES THAT MAY ARISE FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, OR TRADE PRACTICE. NOTWITHSTANDING THE FOREGOING, IN NO EVENT SHALL THREATMETRIX’S AGGREGATE LIABILITY FOR ANY CLAIM OR COMBINATION OF CLAIMS EXCEED ONE HUNDRED UNITED STATES DOLLARS ($100). IN NO EVENT SHALL THREATMETRIX AND/OR ITS LICENSORS BE LIABLE TO ANYONE FOR ANY INDIRECT, PUNITIVE, SPECIAL, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR OTHER DAMAGES OF ANY TYPE OR KIND (INCLUDING, BUT NOT LIMITED TO, LOSS OF DATA, REVENUE, PROFITS, USE OR OTHER ECONOMIC ADVANTAGE) ARISING OUT OF, OR IN ANY WAY CONNECTED WITH THE SERVICES, THREATMETRIX MATERIALS, OR SUPPORT SERVICES INCLUDING, BUT NOT LIMITED TO, THE USE OR INABILITY TO USE

THE SERVICES, THREATMETRIX MATERIALS, OR SUPPORT SERVICES, ANY INTERRUPTION, INACCURACY, ERROR OR OMISSION, REGARDLESS OF CAUSE, EVEN IF THREATMETRIX HAS BEEN PREVIOUSLY ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

7. Third-Party Rights. This agreement confers rights and remedies upon ThreatMetrix. The parties may not modify or terminate this agreement without the prior written consent of ThreatMetrix.

8. Customer Acknowledgements. Customer acknowledges and agrees that DST has engaged ThreatMetrix, Inc. as a third party vendor to provide some or all of the services hereunder and that DST disclaims all liability for the performance of the vendor’s services and will not be liable with respect to any claims for losses, damages, costs or expenses which may result directly or indirectly from such vendor’s delivery of the services hereunder.

9. Fees. The fees payable to DST by Customer for the ThreatMetrix Services are set forth on the Fee Schedule attached to these Terms and Conditions.

Attachment 1 to

MULTI-FACTOR AUTHENTICATION SERVICES (THREATMETRIX)
FEE SCHEDULE

A.	Investor/Participant MFA Rate Card:

MFA Rate Card
Description	Schedule
Annual Fee - Based on Login volume
Up to 100,000	$6,000
100,000 - 999,999	$8,000
1,000,000 +	$10,000
Activity fees
Per Call to ThreatMetrix	$0.008
Text notification One time passcode	$0.06
Email notification one time passcode	$0.06

B.	Vision MFA Rate Card:

Description	Monthly Schedule	Annualized
MFA Annual Product Fee

Below 1000 IDs	$125	$1,500
1000-3450 IDs	$208	$2,500
3451 IDs and above	$583	$7,000
High tier	$958	$11,500

Exhibit I

COMPOSITION SERVICES SCHEDULE

This Service Schedule for Composition Services is entered into as of March 1, 2021 (“Effective Date”) by and between FIRST EAGLE FUNDS, FIRST EAGLE VARIABLE FUNDS AND FIRST EAGLE CREDIT OPPORTUNITIES FUND (each of First Eagle Funds, First Eagle Variable Funds and First Eagle Credit Opportunities Fund referred to herein as the “Fund” or “Customer”) and DST SYSTEMS, INC. and its Affiliates (“DST”) made a part of the Master Services Agreement dated March 1, 2016, as amended, by and between Customer and DST (“Agreement”). Unless specifically stated otherwise, all terms, covenants and conditions described in the Agreement are incorporated herein by reference as if the same had been described herein in full. In the event of a conflict between the terms set forth in this Service Schedule and the Agreement, the terms of this Services Schedule shall govern.

1.	Definitions

Unless otherwise defined herein, all capitalized terms shall have the meaning set forth in the Agreement.

“Development Documents” means any of the following documents: System Requirements Document, Project Development Estimate, Project Requirements Document or any other mutually agreed to document describing the development activities.

“Document” means the equivalent electronic rendition of a single customer communication as identified herein or in the Development Documents, including, but not limited to statement, dunning notice, check image, report, trade confirmation, or tax document.

“Document Type” means the types of Documents set forth in Development Documents for which the Services will be provided.

“Format” means DST will structure the input data provided by Customer’s recordkeeping system so as to present the information organized and arranged according to Customer’s requirements as detailed in the Development Documents.

“Image” means the equivalent of impression that would be applied to one side of a single sheet in a simplex print-processing environment.

2.	Description of Services

2.1	DST will provide the following Services (“Services”):

a.	Data Processing –Documents: DST will process Customer’s data, format, and index the data in a design and Format the data to support the electronic presentment and delivery of Documents or delivery of such Documents to a print vendor of Customer’s choice. The Services will include: (i) composition and electronic creation of all Document Types (as defined in below); (ii) creating, archiving, and maintaining electronic Images of each composed and created Document Type; and (iii) making available Document Types to a print vendor or electronic present vendor of Customer’s choice.

b.	Development of Document Type Templates. As part of the Services, DST shall create and maintain the format, design and content for each Document Type (each, a “Document Type Template”) in accordance with Customer’s requirements. Customer may request

DST to create new Document Type Templates and/or to modify a Document Type Template (each, a “Document Type Template Development/Modification Request”). DST shall create and/or modify Document Type Templates and Customer shall evaluate and either accept or reject such Document Type Template in accordance with the process set forth in Annex 1 attached hereto. Once created and approved by Customer, all Document Type Templates shall be maintained by DST in accordance with this Service Schedule.

2.2	Development Documents. The Development Documents describe all requirements for customization of the Services, the web site, and other systems and software utilized in connection with performance of the Services. Customer will comply with the terms of the Development Documents that describe any project assistance that may be required for completion of deliverables described in the Development Documents. The Services may also include such additional services and/or customization of the Services as may be mutually agreed upon by the Parties from time to time. Each such additional service and/or customization, together with such additional pricing, fees, expenses, terms and conditions, all as mutually agreed by the Parties, shall be detailed in separate Development Documents that will be annexed to and made a part of this Services Attachment.

3.	Delivery of Data for Processing, Schedules and Data Requirements

Customer will transmit via a mutually agreed upon method and on an agreed upon schedule.

Delivery of the Customer Data to the DST production facility will be via the format, protocols and formatting instructions set forth in the agreed Development Documents and Customer Data will fulfill the requirements identified in the Development Documents.

DST will have no responsibility for delays or errors resulting from Customer’s failure to provide Customer Data correctly. Customer may, at its option, transmit Customer data before Customer has made a final accuracy check. Therefore, DST will hold all production until a written or electronic release has been issued by Customer. Should retransmissions be necessary or a release be issued that is later rescinded, Customer shall pay DST the applicable processing Fees, for any work performed prior to rescission at the rates set forth in the Fee Schedule attached as attachment 1 to this Service Schedule.

4.	Obligations and Conditions of Services

4.1	DST assumes no responsibility for the business results achieved from use of the Services or errors or interruptions caused by third parties, including but not limited to (i) failures attributable to user errors or misuse of the Services, (ii) failures to use corrections supplied by DST, or (iii) modifications by Customer or any third party. DST makes no warranty with respect to the performance of third parties such as web portals, automated clearing houses, financial institutions, and other internet service providers and telecommunication carriers, or as to the reliability, security or performance of the internet.

4.2	Customer will promptly notify DST of any suspected fraudulent activity of which Customer may become aware during the Term. Customer will only use the payment services for the purposes contemplated herein and in accordance with the policies and procedures provided by DST.

4.3	Customer will notify DST in writing immediately if it becomes aware of any claim of loss or liability by a third person related to a Service.

5.	Fees

DST will perform the Services in exchange for the Fees set forth in the Fee Schedule attached hereto as Attachment 1 to this Service Schedule.

6.	Term and Termination

This Service Schedule shall be effective upon the Effective Date and shall be coterminous with the Agreement unless either Party provides written notice of intent not to renew at least one hundred and eighty (180) days prior to the expiration date of the Initial Term or the then current Renewal Term (as such terms are defined in the Agreement). The Initial Term and Renewal Term are collectively referred to as the “Term”.

In the event that Customer upon termination or expiration of this Service Schedule requests DST to provide Customer with return data files to support an equivalent solution additional fees will apply.

All other terms and conditions shall be governed by the Agreement into which this Service Schedule is incorporated.

Attachment 1 to

COMPOSITION SERVICE SCHEDULE

FEE SCHEDULE*

Service		Fees

Data Preparation and Deliver	Extract, process, prepare and deliver print and mail data ( statements, confirms, checks, tax forms etc.) to Customer’s designated third party vendor	$.025 per record

Data preparation and file composition	(i) Extract, process and prepare print and mail data (e.g. statements, confirms, checks, tax forms, etc.) and (ii) compile, format, prepare and deliver print-ready file of print and mail data to Customer’s designated third party vendor.	$.01 per image[3]

Development	Designing, coding, constructing, software integration and unit testing software solutions. Updating email templates. Print analysis involves the developing and deploying of print resources. Preparing and creating the Project Requirements Document, Input Data Map, Document Type map, and other documents required under the System Development Life Cycle (SDLC). Managing project software Events.	Per Hour $150.00

Implementation	One time additional implementation set up fee separate from on-boarding fee.	One-Time TBD

*The fees are subject to an increase on each anniversary of the agreement in an amount not less than the annual percentage change in the Consumer Price Index for all Urban Consumers (“CPI-U”) in the Kansas City, Missouri-Kansas Standard Metropolitan Statistical Area, All Items, Base 1982-1984=100, as last reported by the U.S. Bureau of Labor Statistics for the 12 calendar months immediately preceding such anniversary. The fees presented in this Exhibit A are subject to change unless this Services Attachment is agreed to and executed by the Parties no later than December 31, 2019.

3 An image means one side of one sheet of 8 ½ inches by 11 inches sized paper

Annex 1

to

COMPOSITION SERVICES SCHEDULE

Document Type Template Creation/Modification Process

1. At any time during the Term, Customer may submit a Document Type Template Development/Modification Request to DST. Each Document Type Template Development/Modification Request will be in writing and will set out Customer’s reasonable requirements related thereto.

2. DST will submit to Customer: (i) as soon as reasonably possible after receiving a Document Type Template Development/Modification Request, but in no event more than five (5) Business Days after receipt of complete requirements, a written proposal for performance of the Development Request (“Document Type Development Request Proposal”), which shall include the following: (1) a description of the tasks to be performed by DST; (2) the applicable specifications; (3) the completion date for each task and for each deliverable; (4) the specific resources to be provided by DST by project discipline for the performance of the Document Type Development Request; and (5) the applicable fees due to DST.

3. If Customer accepts a Document Type Development Request Proposal, DST will perform the Document Type Development Request in accordance with the agreed upon terms and requirements set forth in such Document Type Development Request Proposal and the terms and conditions of this Service Schedule (collectively, the “Development/Modification Terms”).

Exhibit J
E-PRESENTMENT SERVICES SCHEDULE

This Service Schedule for ePresentment Services is entered into as of March 1, 2021 (“Effective Date”) by and between FIRST EAGLE FUNDS, FIRST EAGLE VARIABLE FUNDS AND FIRST EAGLE CREDIT OPPORTUNITIES FUND (each of First Eagle Funds, First Eagle Variable Funds and First Eagle Credit Opportunities Fund referred to herein as the “Fund” or “Customer”) and DST SYSTEMS, INC. and its Affiliates (“DST”) made a part of the Master Services Agreement dated March 1, 2016, as amended, by and between Customer and DST (“Agreement”). Unless specifically stated otherwise, all terms, covenants and conditions described in the Agreement are incorporated herein by reference as if the same had been described herein in full. In the event of a conflict between the terms set forth in this Service Schedule and the Agreement, the terms of this Services Schedule shall govern.

1.	Definitions

Unless otherwise defined herein, all capitalized terms shall have the meaning set forth in the Agreement.

“Application” means the Services applications as set forth in this Service Schedule.

“Consent” means End-Users expressed consent to access and retrieve document information, including periodic statements, financial information, disclosure, tax, or confirmation documents, or marketing materials, electronically.

“Development Documents” means any of the following documents: System Requirements Document, Project Development Estimate, Project Requirements Document or any other mutually agreed to document describing the development activities.

“Document” means the equivalent electronic rendition of a single customer communication to an End-User as identified in this Services Schedule, including, but not limited to statement, dunning notice, check image, report, trade confirmation, or tax document.

“Document Type” means the documents set forth in Development Documents for which the Services will be provided.

“End-User” means (i) Customer’s authorized representatives and (ii) Customer’s customers that have provided Consent to access electronic Applications provided by DST via the Internet.

“Image” means the equivalent of impression that would be applied to one side of a single sheet in a simplex print-processing environment.

2.	Description of Services

2.1	DST will provide the following Services (“Services”):

a.	Load All – Document load, storage and CSR web presentment: DST will load Documents into its electronic Application (“DST Archive”). Documents will be stored for thirty-six (36) months or until the Agreement is terminated, whichever is earlier, following the load date of Documents. DST shall properly destroy Documents on its system once DST is no longer obligated to maintain such Documents, as set forth herein. All loaded Documents will be available online for CSR viewing, regardless of whether or not the End-User has provided Consent for delivery of Documents.

b.	Consented Load Only – Document, load, storage and CSR web presentment: DST will load Documents for End-Users who have provided Consent for electronic delivery of Documents into its electronic Application (“DST Archive”). Documents will be stored for thirty-six (36) months or until the Agreement is terminated, whichever is earlier, following the load date of Documents. DST shall properly destroy Documents on its systems once DST is no longer obligated to maintain such Documents, as set forth herein. All loaded Documents will be available online for CSR viewing.

c.	Presentment Hosting: DST will provide a hosted environment to enable Consumer Presentment, Secure eMail and CSR web presentment. Application hosting includes managing the hardware and software environment, the capacity to support presentment, as well as creation, delivery and management of email notifications.

2.2	As requested by Customer and upon payment of additional fees, DST will provide the following optional services:

a.	Statement Presentment via Web Services: Up to thirty-six (36) months of Documents for End-Users, excluding, if applicable, any third party intermediaries such as agents, who have not provided Consent or elected paper suppressions, will be made available via a standard web services request from Customer’s website. All loaded Documents will be available online for CSR viewing, regardless of whether or not the End-User has provided Consent for delivery of electronic Documents.

b.	Statement Presentment for End-Users via DST hosted services: DST will develop Customer branded web pages for electronic presentment of Documents to End-Users, excluding third party intermediaries such as agents, who have provided Consent. DST will provide “document available” email notifications to End-Users indicating that a Document is available online for viewing. This service includes Customer defined requirements for retries of email notifications, as well as spam and bounce management capabilities as defined in the applicable Development Documents. DST will make available to Customer, via a report accessible through its ePriority portal, a list of undeliverable email addresses.

c.	Dealer Viewing via VISION: Up to thirty-six (36) months of electronic Documents for third party intermediaries such as dealers will be available via DST Systems’ VISION application.

d.	Consent and Suppression: DST will provide Customer branded web pages for the collection of End-User Consent for electronic delivery of Documents and suppression of paper based delivery.

e.	Extended Storage of Documents in DST Archive: Customer must notify DST in writing 60 days in advance of the end of any 36 month retention period expiration of Customer’s desire to have Documents stored for additional months. Documents will continue to be retained so long as Customer has not made a request in writing to terminate Extended Storage. DST shall properly destroy Documents on its system after the required storage period has ended and DST is no longer obligated to maintain such Documents, as set forth herein.

f.	eMail Notifications: DST will create and send an email with content provided by Customer, to Consented End-Users with the email addresses contained in the consent database or as otherwise provided by Customer. eMail delivery occurs after Documents are loaded into the Application and released or made available for viewing. This Service includes Customer defined requirements for eMail retries, spam and bounce management capabilities. DST will make available to Customer, via a report accessible through its ePriority portal, a list of undeliverable email addresses.

g.	Regulatory eMail Notifications: DST will create and send an email, with links to respective regulatory documents with content provided by Customer, to Consented End-Users with the email addresses contained in the consent database or as otherwise provided by Customer. eMail delivery occurs after email samples are approved and released for delivery by Customer. This Service includes Customer defined requirements for eMail retries, spam and bounce management capabilities. DST will make available to Customer, via a report accessible through its ePriority portal, a list of undeliverable email addresses.

h.	Secure eMail Delivery: DST will generate electronic Documents in PDF format, encrypt the Documents and attach to an email template with content provided by Customer, and send via email to End-Users with the email addresses contained in the consent database or as otherwise provided by Customer. Secure eMail delivery occurs after Documents are loaded into the electronic Application and released or made available for viewing. This service includes Customer defined requirements for retries, as well as spam and bounce management capabilities. DST will make available to Customer, via a report accessible through its ePriority portal, a list of undeliverable email addresses.

i.	Mailgram – Letter Only: When an eMail Notification bounces back to DST as undeliverable, DST will generate an electronic file in a commercially standard format and present to Customer’s designated print provider.

j.	Mailgram – Letter with Document: When an eMail Notification bounces back to DST as undeliverable, DST will generate an electronic file in a commercially standard format and present to Customer’s designated print provider.

k.	Print from DST Archive: Upon Customer request, DST will generate an electronic file with copies of the Documents stored in DST’s electronic Application in a commercially standard format and present to Customer’s designated print provider.

l.	SMS Mobile Alert Services: DST will create and send out-bound (mobile terminated) SMS text messages with content provided by Customer to Consented End-Users with the mobile number contained in the consent database or as otherwise provided by Customer. This Service includes Customer defined requirements for which events SMS Notifications will be sent. DST Output will receive and process in-bound (mobile originated) SMS text messages with instructions provided by Consented End-Users according to the Customer defined requirements. DST Output will make the failed SMS information (a list of undeliverable mobile numbers) available to Customer via a report available in the ePriority portal.

i.	In order for DST to provide the SMS Mobile Alert Services, Customer shall provide DST the following:

1.	Customer’s bank account information for ACH electronic payment processing;
2.	Payment instructions that comply with the ACH Operating Rules and End-User’s required authorization;
3.	Customer’s merchant and terminal IDs for credit card payment processing.

ii.	Customer acknowledges that DST has contracted with a third party Aggregator to enable the SMS Mobile Alert Services.

iii.	DST has no independent means to verify the accuracy or legal status of the information provided by Customer, End-User or Customer’s service representatives. Therefore, for each Payment Instruction processed by DST Output on behalf of Customer, Customer warrants that (i) each End-User has been authenticated by Customer, (ii) each Payment Instruction is made in accordance with the required authorization of each End-User, (iii) the End-User’s authorization of the Payment Instruction has not been terminated in whole or in part by operation of law or otherwise at the time each Payment Instruction is to be processed, and (iv) each Payment Instruction complies with all applicable Rules, federal and state laws and regulations, including, without limitation, the EFTA and Regulation E.

iv.	Customer will not penalize End-User for any errors, failures or delays by DST or the Aggregator.

m.	eMail from DST Archive: DST will process requests to eMail Documents stored in DST’s electronic Application. Customer will be required to enter required data to select and complete the email template. This Service includes Customer defined requirements for e Mail retries, spam and bounce management capabilities as defined in the applicable Development Documents. DST will make available to Customer, via a report accessible through its ePriority portal, a list of undeliverable email addresses.

n.	Fax from DST Archive: DST will process requests to fax Documents stored in DST’s electronic Application. Customer will be required to enter required data to complete a fax cover sheet, which will count as one sheet. This Service includes retries as set forth in the applicable Development Documetns.as defined in the applicable Development Documents.

o.	Document Load from Customer’s Historical Archive: DST will process Customer’s historical data along with an index file as described in applicable Development Documents. DST will load the data into its electronic Application (“DST Archive”). The data will be stored for thirty-six (36) months or until the Agreement is terminated, whichever is earlier following the load date of Documents. DST shall properly destroy Documents on its system once DST is no longer obligated to maintain such Documents, as set forth herein. All Documents will be available online for CSR viewing, regardless of whether or not the End-User has provided Consent.

p.	Marketing eMails to Customer’s customers: DST will create and send emails containing content provided by Customer to the email addresses contained in an email request via batch file or web services as provided by Customer. eMail delivery occurs after each email file is released. This Service includes Customer defined requirements for eMail retries, spam and bounce management capabilities. DST will make available to Customer, via a report accessible through its ePriority portal, a list of undeliverable email addresses. This Service is intended for emails sent to Customer’s customers for any business related communication, and is specifically not available for solicitation purposes.

2.3	Development Documents

The Development Documents describe all requirements for customization of the Services, the web site, and other systems and software utilized in connection with performance of the Services. Customer will comply with the terms of the Development Documents that describe any project assistance that may be required for completion of deliverables described in the Development Documents. The Services may also include such additional services and/or customization of the Services as may be mutually agreed upon by the Parties from time to time. Each such additional service and/or customization, together with such additional pricing, fees, expenses, terms, conditions, as mutually agreed by the Parties, shall be detailed in separate Development Documents that will be annexed to and made a part of this Service Schedule.

2.4	Outside Services

DST will not provide direct composition or print services. Customer will be required to find and enter into an agreement with a separate third party provider for any direct composition and print services it requires. Once Customers enters into an agreement with a third party provider for direct composition and/or print services Customer must notify DST and provide written confirmation for DST to send the applicable data files to the third party provider for direct composition and/or print services. Once the third party provider has completed composition of the applicable data files, DST will be available to receive the composed images back from the third party provider for Customer’s presentment needs under this Service Schedule.

3.	Delivery of Data for Processing, Schedules and Data Requirements

Customer will transmit via a mutually agreed upon method and on an agreed upon schedule.

Delivery of the Customer Data to the DST production facility will be via the format, protocols and formatting instructions set forth in the agreed Development Documents and Customer Data must fulfill the requirements identified in the Development Documents.

DST will have no responsibility for delays or errors resulting from Customer’s failure to provide Customer Data correctly. Customer may, at its option, transmit Customer data before Customer has made a final accuracy check. Therefore, DST will hold all production until a written or electronic release has been issued by Customer. Should retransmissions be necessary or a release be issued that is later rescinded, Customer shall pay DST the applicable processing Fees, (i.e. Load All, Statement Presentment, and Electronic Distribution and Notification fees), for any work performed prior to rescission at the rates set forth in the Pricing Attachment.

4.	Obligations and Conditions of Services

4.1	DST assumes no responsibility for the business results achieved from use of the Services or errors or interruptions caused by third parties, including but not limited to (i) failures attributable to user errors or misuse of the Services, (ii) failures to use corrections supplied by DST, or (iii) modifications by Customer or any third party. DST makes no warranty with respect to the performance of third parties such as web portals, automated clearing houses, financial institutions, and other internet service providers and telecommunication carriers, or as to the reliability, security or performance of the internet.

4.2	Customer will promptly notify DST of any suspected fraudulent activity of which Customer may become aware during the Term. Customer will only use the Services provided under this Service Schedule for the purposes contemplated herein and in accordance with the policies and procedures provided by DST.

4.3	Customer will notify DST in writing immediately if it becomes aware of any claim of loss or liability by a third person related to a Service.

5.	Fees

DST will perform the Services in exchange for the Fees set forth in the Fee Schedule attached hereto as Attachment 1 to this Service Schedule.

6.	Term and Termination

This Service Schedule shall be effective upon the Effective Date and shall be coterminous with the Agreement unless either Party provides written notice of intent not to renew at least one hundred and eighty (180) days prior to the expiration date of the Initial Term or the then current Renewal Term (as such terms are defined in the Agreement). The Initial Term and Renewal Term are collectively referred to as the “Term”.

In the event that Customer upon termination or expiration of this Service Schedule requests DST to provide Customer with return data files to support an equivalent solution additional fees will apply.

All other terms and conditions shall be governed by the Agreement into which this Service Schedule is incorporated.

Attachment 1 to
E-PRESENTMENT SERVICES SCHEDULE

FEE SCHEDULE*

Electronic Media	Solution for Investors, Advisors, and Fund Sponsors.
		Per Document
Loading Fee	Document presentment, which includes loading and storing confirmation statements, letters, and tax forms for 36 months at DST’s Winchester data center. All documents are available online for viewing through DST’s web service, regardless of whether or not the Investor has provided consent for receipt of online documents. A document represents one statement/letter that an investor would have received in one mailed envelope package, regardless of the number of pages in that envelope.	$0.07210
Vision Channel Fee Archival	Document presentment to support online viewing for advisors through the DST Vision web application.	$0.02190
	Documents presentment for an extended term beyond 3 years of the loading fee above per year.	$0.01000
		Per E-Mail
E-Mail Notification	E-mail notification to Investors of document availability on DST web service. Notification volume will be determined by Investor consent to shut off paper.	$0.10000
Regulatory E-Mail Notification	E-mail notification to Investors that provided consent for compliance documents made available on-line.	$0.29000
		Per Hour
Development	Designing, coding, constructing, software integration and unit testing software solutions. Updating email templates. Print analysis involves the developing and deploying of print resources. Preparing and creating the Project Requirements Document, Input Data Map, Document Type map, and other documents required under the System Development Life Cycle (SDLC). Managing project software Events.	$150.00
		One-Time
		TBD
Implementation	One time additional implementation set up fee separate from on-boarding fee.

*The fees are subject to an increase on each anniversary of the agreement in an amount not less than the annual percentage change in the Consumer Price Index for all Urban Consumers (“CPI-U”) in the Kansas City, Missouri-Kansas Standard Metropolitan Statistical Area, All Items, Base 1982-1984=100, as last reported by the U.S. Bureau of Labor Statistics for the 12 calendar months immediately preceding such anniversary.